January 7, 2014

Via EDGAR

Brad Skinner

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Eagle Rock Energy Partners, LP
Form 10-K for the Fiscal Year
Ended December 31, 2012
Filed March 1, 2013
File No. 001-33016

Dear Mr. Skinner:

Eagle Rock Energy Partners, LP (the “Registrant”) hereby acknowledges receipt of comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated December 20, 2013, relating to the Registrant’s Form 10-K for the fiscal year ended December 31, 2012 (the “Comment Letter”).

We are working to prepare a response to the Comment Letter. The input of the Registrant’s senior staff is essential in preparing a response to the Commitment Letter. However, those individuals have been delayed in providing their input due to their focus on the Registrant’s recent significant transaction with Regency Energy Partners, as well as constraints due to holiday travel schedules. As a result, the Registrant will be delayed in furnishing its response to the Staff. The Registrant respectfully requests an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff’s comments. The Registrant expects to file all responses required by the Comment Letter on or about Friday, January 10, 2014.

Sincerely,

/s/ Jeffrey P. Wood
Jeffrey P. Wood
Senior Vice President and Chief Financial Officer